Filed pursuant to Rule 424(b)(3)
File No. 333-206460

Prospectus Supplement No. 3 Dated November 24, 2015
(To Prospectus Dated November 12, 2015, As Supplemented by Prospectus Supplement No. 1 Dated November 16, 2015 and Prospectus Supplement No. 2 Dated November 18, 2015)

$10,600,000 of Shares of Common Stock and

Warrants to Purchase Shares of Common Stock

This Prospectus Supplement No. 3 (the “Prospectus Supplement”) updates and supplements the prospectus of COPsync, Inc. (the “Company,” “we,” “us,” or “our”) dated November 12, 2015, as updated and supplemented by Prospectus Supplement No. 1 dated November 16, 2015 and Prospectus Supplement No. 2 dated November 18, 2015 (collectively, the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission:

A.           Our Press Release issued on November 24, 2015.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.  This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock and/or warrants, you should carefully consider the risk factors section beginning on page 9 of the Prospectus and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as such section has been amended and supplemented by the “Risk Factors” section in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 24, 2015

Index to Filings

Annex
The Company’s Press Release issued November 24, 2015.	A

Annex A

COPsync Launches Expansion into the Northeast Region

Collaboration Opportunity Results From Productive High-Level Meetings with New York Law Enforcement Consultants at COPsync Headquarters

DALLAS, TX – November 24, 2015 – COPsync, Inc., (NASDAQ: COYN; COYNW), which operates the nation’s only law enforcement in-car information sharing and communication network and the COPsync911 threat alert service for schools, government buildings, hospitals and other potentially at-risk facilities, is pleased to announce a new alliance  with Hudson Strategies Government Relations (HSGR), a New York-based consulting firm, staffed by former law enforcement professionals with a combined 75 years of policing, to assist COPsync with expansion in the Northeast region of the United States.

In early November, COPsync hosted several of HSGR law enforcement consultants at its corporate office in Texas. The HSGR executive team toured the COPsync facilities and conducted an in-depth examination of the practical field operations of the COPsync system, including travel throughout the area speaking with over a dozen police chiefs, sheriffs, constables and officers in both urban and rural environments. After spending time in the field with the actual police officers using the COPsync system, HSGR departed extremely impressed with the comprehensive suite of applications and user-friendly operation.

Richard E. Mulvaney, General Counsel at Hudson Strategies Government Relations stated, “We believe that the COPsync system will change the face of policing once implemented across the country. The COPsync Network enables disparate law enforcement agencies to communicate between and among themselves in real-time and share mission critical information in real-time as if they were one law enforcement agency. With the COPsync Network, seamless interoperability is no longer an unattainable goal. Even further, fiscal restrictions that historically prevented interagency communications in a timely and useful manner are now a thing of the past with the proven COPsync system, already being used by hundreds of law enforcement agencies in nine states throughout the U.S.”

“This software is built around officer safety, and every aspect of the technology is optimized for street level use by police officers,” continued Gordon Warnock, Managing Director of Hudson Strategies.

While COPsync already holds a presence in the Northeastern states of Maine, Massachusetts, New Hampshire, and Rhode Island, working with HSGR will enable COPsync to capitalize on current Northeastern initiatives and accelerate expansion of the COPsync systems. HSGR will assist in the development of several strategic plans aimed to establish and expand the COPsync footprint in the Northeast police community and several bi-state police agencies through flagship accounts. Additionally, HSGR intends to implement a macro strategy to repeat this expansion methodology in other regions throughout the United States.

Ronald A. Woessner, Chief Executive Officer of COPsync, Inc. commented, “The COPsync Network fulfills the purpose of the National Blue Alert Law for law enforcement officer safety and the contemplated FirstNet nationwide public safety broadband network system for first responder emergency communication.  The alliance with HSGR is expected to result in additional customers in new areas of the Northeast as more and more law enforcement agencies become acquainted with its capabilities.”

COPsync, Inc.
November 24, 2015
Page Two

About COPsync, Inc.

COPsync, Inc. (NASDAQ: COYN; COYNW) is a technology company that improves communication between and among law enforcement officers and agencies from differing jurisdictions to help them prevent and respond more quickly to crime. The COPsync Network connects law enforcement officers and agencies to a common communications system, which gives officers instant access to actionable, mission-critical data and enables them to share information and communicate in real-time with other officers and agencies, even those hundreds and thousands of miles away. The Network's companion, COPsync911 threat alert system, enables schools, courts, hospitals, government buildings, energy, telecommunications and other potentially at-risk facilities to automatically and silently send threat alerts directly to local law enforcement officers in their patrol cars in the event of a crisis, thereby speeding first responder response times and saving minutes when seconds count. The COPsync Network saves officer and citizen lives, reduces unsolved crimes and assists in apprehending criminals and interdicting criminal behavior -- through such features as a nationwide officer safety alert system, GPS/auto vehicle location and distance-based alerts for crimes in progress, such as school crisis situations, child abductions, bank robberies and police pursuits. The COPsync Network also eliminates manual processes and increases officer productivity by enabling officers to electronically write tickets, accident reports, DUI forms, arrest forms and incident and offense reports. The company also sells VidTac(R), an in-vehicle, software-driven video system for law enforcement. Visit www.copsync.com and www.copsync911.com for more information.

About Hudson Strategies Government Relations

Hudson Strategies Government Relations (HSGR) is a New York-based, full-service strategic communications firm that specializes in high-value public affairs at the intersection of business, government, politics and media. HSGR’s services include bipartisan federal, state and local government affairs, issues/crisis/strategic counsel, public opinion research, advocacy/issue advertising, business to business relations, strategic media relations and public relations, and public affairs and political campaign management. Hudson Strategies Government Relations’ political division has been involved in successful political campaigns both nationally and in every corner of New York State, including major statewide campaigns and victories in New York City.

Safe Harbor Statement

Statements in this release that are not purely historical facts or that depend upon future events, including statements about forecasts of earnings, revenue, product development, sales or other statements about anticipations, beliefs, expectations, intentions, plans or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based on information available to the Company on the date this release was issued. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of  new information,  future  events  or  otherwise. Any statements involve risks and uncertainties that could cause actual events or results to differ materially from  the  events  or  results  described  in  the  forward-looking  statements,  including  risks  or uncertainties related to the Company’s ability to obtain and retain customers and development, implementation and acceptance of its products and services. In particular, the statements, “working with HSGR will enable COPsync to capitalize on current Northeastern initiatives and accelerate expansion of the COPsync systems….,” and “The alliance with HSGR is expected to result in additional customers in new areas of the Northeast as more and more law enforcement agencies become acquainted with its capabilities” are highly dependent on HSGR’s ability to attract and retain additional customers in these areas. The Company may not succeed in adequately addressing and managing these and other risks. Further information regarding factors that could affect the Company’s financial, operating and other results can be found in the risk factors section of the Company’s filing on Form 10-K for 2014, Form 10-Q for the quarter ended September 30, 2015 and other filings the Company may make with the Securities and Exchange Commission from time-to-time.

COPsync, Inc.
November 24, 2015
Page Three

Contact:

For COPsync:
Ronald A. Woessner
Chief Executive Officer
972-865-6192
invest@copsync.com
or
Dian Griesel Int'l.
Susan Forman, 212-825-3210

For Hudson Strategies Government Relations:
Gordon Warnock
Managing Director
518-336-0799
Gordon@GordonWarnock.com